Exhibit 23.1

Consent of Independent Public Accountants

The Board of Directors
Adobe Systems Incorporated:

We consent to incorporation herein by reference of our report dated December 12, 2000, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of December 1, 2000 and December 3, 1999, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended December 1, 2000, and the related financial statement schedule, which report appears in the December 1, 2000, annual report on Form 10-K of Adobe Systems Incorporated.

/s/ KPMG LLP

Mountain View, California
March 15, 2001